FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR November 21, 2006

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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         FORM  51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 20, 2006

3.    News Release
      ------------

      Issued November 20, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA, November 20, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a Canadian based biofuels company, announced today that it is commencing formal operations in Argentina and in Latin America through its subsidiary Dynamotive Latinoamericana S.A.

The formation of the subsidiary follows a year of intense activity in the region with its own staff, consultants and regional partners. Andrew Kingston, President and CEO of Dynamotive Energy Systems Corp., who was born and raised in Argentina and currently is living in Canada, announced the formal set up of the Latin American subsidiary at a news conference in Buenos Aires.

"The development opportunities in Argentina, and in the region at large, are very significant. Dynamotive, and its regional partners, are very well positioned to become a major player in this renewable energy market. We see fertile ground for biomass development, plant fabrication, biofuel production and growing internal and export markets for plants fabricated in the region."

Dynamotive has appointed three regional Directors to the newly formed subsidiary, Mr. Kingston as President, Mr. Raul Parisi (P. Eng) and Dr. Jesus A. Otero.

"The Board brings the necessary range of experience and know-how to advance Dynamotive's commercial agenda in the region. Dynamotive's operations will be further supported through the appointment of dedicated staff and through further integration with its local strategic partner, Tecna S.A., and its financial partner Consensus Group from the UK," added Mr. Kingston.
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5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
      ------------------------------------------------------------------

      Not applicable


7.    Omitted Information
      -------------------

      Not applicable


8.    Executive Officer
      -----------------

      Contact:      Andrew Kingston, President & CEO
      Telephone:    (604) 267-6013


9.    Date of Report
      --------------

      November 20, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                       (signed)       "Andrew Kinston"
                                       ----------------
                                       Andrew Kingston
                                       President & CEO

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  November 20, 2006

          Dynamotive Establishes Latin American Headquarters in
                            Buenos Aires, Argentina

VANCOUVER, BC, CANADA, November 20, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a Canadian based biofuels company, announced today that it is commencing formal operations in Argentina and in Latin America through its subsidiary Dynamotive Latinoamericana S.A.

The formation of the subsidiary follows a year of intense activity in the region with its own staff, consultants and regional partners.

Andrew Kingston, President and CEO of Dynamotive Energy Systems Corp., who was born and raised in Argentina and currently is living in Canada, announced the formal set up of the Latin American subsidiary at a news conference in Buenos Aires.

"The development opportunities in Argentina, and in the region at large, are very significant. Dynamotive, and its regional partners, are very well positioned to become a major player in this renewable energy market. We see fertile ground for biomass development, plant fabrication, biofuel production and growing internal and export markets for plants fabricated in the region."

Dynamotive has appointed three regional Directors to the newly formed subsidiary, Mr. Kingston as President, Mr. Raul Parisi (P. Eng) and Dr. Jesus
A. Otero.

"The Board brings the necessary range of experience and know-how to advance Dynamotive's commercial agenda in the region. Dynamotive's operations will be further supported through the appointment of dedicated staff and through further integration with its local strategic partner, Tecna S.A., and its financial partner Consensus Group from the UK," added Mr. Kingston.

Dynamotive disclosed it has already identified development opportunities in three Argentine provinces that are currently under evaluation. Further opportunities, to be managed from the regional office, include project developments in Chile, Uruguay and Brazil.

It was further disclosed that Dynamotive is now in a position to commence fabrication of plants in Argentina destined for the local and export markets. Potentially, plants fabricated in Argentina could be exported to Europe and Australia where the Company has entered into licensing agreements and is in the final stages of contract negotiations for the supply of pyrolysis plant modules.

For further information on Tecna SA please go to www.tecna.com and for further information on Consensus Business Group please refer to www.consensusbusinessgroup.com.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website:
www.dynamotive.com

Contacts:

Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028

Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
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